Legal Proceedings

Lyondell

Rydex ETF Trust has been named as a defendant in Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1 (In re Lyondell Co.), Adversary Proceeding No. 10-4609 (Bankr. S.D.N.Y.). In this action, the creditors of Lyondell Chemical
 Company ("Lyondell") are seeking to recover money paid in connection with a pre-bankruptcy distribution by Lyondell to its shareholders pursuant to a December 2007 merger transaction. When the merger closed on December 20, 2007, all outstanding shares of Lyondell stock were converted into the right to receive $48 in cash. The creditors allege that the merged company, LyondellBasell Industries AF S.C.A., and many of its affiliates and subsidiaries filed for bankruptcy as a direct consequence of the merger transaction. The creditors allege that the shareholder payments constituted a fraud on creditors and should be paid back, and are advancing claims of constructive fraudulent transfer and intentional fraudulent transfer under state law. A motion to dismiss the lawsuit is currently pending before the Court.
This lawsuit does not allege any wrongdoing on the part of Rydex ETF Trust.
The following series of Rydex ETF Trust received cash proceeds from the merger in the following amounts: Rydex S&P Midcap 400 Pure Value ETF Fund - $572,640. At this stage of the proceedings, Rydex ETF Trust is not able to make a reliable predication as to the outcome of this lawsuit or the effect, if any, on a fund's net asset value.


Tribune Company.

Rydex ETF Trust has been named as a defendant and a putative member of the proposed defendant class of shareholders in the case entitled Official Committee of Unsecured Creditors of Tribune Co. v. FitzSimons (In re Tribune Co.), No. 12-2652 (S.D.N.Y.) (formerly Adv. Pro. No. 10-54010 (Bankr. D. Del.)) (the "FitzSimons action"), as a result of ownership of shares in the Tribune Company ("Tribune") in 2007 by certain series of the Rydex ETF Trust when Tribune effected a leveraged buyout transaction ("LBO") by which Tribune converted to a privately-held company. In its complaint, the Unsecured Creditors Committee (the "UCC") has alleged that, in connection with the LBO, insiders and major shareholders received proceeds for their Tribune stock using financing that the insiders knew would, and ultimately did, leave the Tribune insolvent. The UCC has asserted claims against certain insiders, major shareholders, professional advisers, and others involved in the LBO, and is attempting to obtain from these individuals and entities the proceeds paid out in connection with the LBO.
In June 2011, a group of Tribune creditors, not including the UCC, filed multiple actions involving state law constructive fraudulent conveyance claims against former Tribune shareholders (the "SCLFC actions"). Rydex ETF Trust has been named as a defendant in one or more of these suits. These cases have been consolidated together with the FitzSimons action in a multidistrict litigation proceeding captioned In re Tribune Co. Fraudulent Conveyance Litig., No. 11-2296 (S.D.N.Y.) (the "MDL proceeding").
On September 7, 2012, the Court issued a Master Case Order in the MDL proceeding. This order designated several law firms to serve as members of executive committees of defense counsel in the FitzSimons action and in the SCLFC actions. The order also established a briefing schedule for motions to dismiss in the SLCFC actions; no schedule has yet been established in the Fitzsimons action. The Court also ordered that the plaintiffs' deadline to serve summonses and complaints is extended through January 15, 2013. Finally, the Court ordered that merits discovery will be stayed until further order of the Court.
None of these lawsuits allege any wrongdoing on the part of Rydex ETF Trust. The following series of Rydex ETF Trust held shares of Tribune and tendered these shares as part of Tribune's LBO: Guggenheim S&P 500 Equal Weight ETF, Guggenheim S&P 500 Equal Weight Consumer Discretionary Fund, Guggenheim S&P 500 Pure Value ETF, and Guggenheim 2x S&P 500 ETF (the "Funds"). The value of the proceeds received by the foregoing Funds was $4,766,035, $249,481, $197,050 and $1,699,
respectively. At this stage of the proceedings, Rydex ETF Trust is not able to make a reliable predication as to the outcome of these lawsuits or the effect, if any, on a Fund's net asset value.